EXHIBIT 12.1

FORM 10-Q
PACCAR FINANCIAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS
(Millions of Dollars)

	Nine Months Ended September 30	
	2002	2001
FIXED CHARGES		
Interest expense	$ 89.1	$ 135.3
Portion of rentals deemed interest	.8	.8
TOTAL FIXED CHARGES	$ 89.9	$ 136.1
EARNINGS		
Income before income taxes	$ 27.1	$ 7.4*
Fixed charges	89.9	136.1
EARNINGS AS DEFINED	$ 117.0	$ 143.5
RATIO OF EARNINGS TO FIXED CHARGES	1.30x	1.05x

The method of computing the ratio of earnings to fixed charges shown above complies with SEC reporting requirements but differs from the method called for in the Support Agreement between the Company and PACCAR as shown in Exhibit 12.2.

*   Income before income taxes for the nine months ended September 30, 2001 has been adjusted to exclude $.7 pretax income from the cumulative effect of the accounting change related to FAS 133.